Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-196437 and 333-198986

Free Writing Prospectus dated October 10, 2014

Fantex, Inc.

On October 7, 2014, Fox Business Network broadcasted an interview with Cornell “Buck” French, Chief Executive Officer of Fantex, Inc. (referred to in this filing as “Fantex,” “we,” “us,” “our” or the “Company”), the transcript of which is attached hereto as Annex A (the “Broadcast”). The Broadcast references the initial public offering of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), which offering (the “Vernon Davis Offering”) is covered by the Registration Statement on Form S-1 (File No. 333-192476) (the “Vernon Davis Registration Statement”). The Company has also filed registration statements on Form S-1 for the initial public offerings of the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”) and the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery,” and together with Fantex Series Vernon Davis, Fantex Series EJ Manuel and Fantex Series Mohamed Sanu, the “Tracking Stocks”) of the Company (the “EJ Manuel Offering,” the “Mohamed Sanu Offering” and the “Alshon Jeffery Offering,” respectively, and collectively, the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-194256, 333-196437 and 333-198986, respectively), as amended (the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement” and the “Alshon Jeffery Registration Statement,” respectively, and collectively, with the Vernon Davis Registration Statement, the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Vernon Davis Offering was completed on April 28, 2014, and the EJ Manuel Offering was completed on July 21, 2014. The Broadcast references the Vernon Davis Offering and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Broadcast was not prepared or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Broadcast is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the Broadcast or any other broadcasts published by the publisher concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Broadcast represents the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Broadcast, Fox Business Network anchor Melissa Francis references “an [initial public offering] for a movie star,” the “stock prices [of athletes]” and “athletes that have gone public.” Ms. Francis also states that the Company “has already done [initial public offerings] for athletes,” and that the Company “took [Vernon Davis’s cash flow public]… sold shares in it.” The Company clarifies that holders of shares of the Company’s tracking stocks will have no direct investment in the associated entertainer, brand or brand contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company’s tracking stocks are intended to track and reflect the value and performance of an entertainer’s brand. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among Erik R. Manuel, Jr. (“EJ Manuel”), Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”). Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Brand Agreement effective as of September 18, 2014, by and among Alshon Jeffery, Ben and Jeffery Inc. and the Company (the “Alshon Jeffery Brand Contract” and together with the Vernon Davis Brand Contract, EJ Manuel Brand Contract and Mohamed Sanu Brand Contract, the “Brand Contracts”).

•                  During the Broadcast, Mr. French states that the Company estimated “[the] present value of [Vernon Davis’s] brand ([based on a] cash flow [that] is made up [of] both his on field and off field earnings) at approximately $40 million,” and that the Company “paid [Vernon Davis] $4 million to acquire 10% of [Vernon Davis’s] future cash flow stream.” Mr. French also stated that in estimating Vernon Davis’s brand income, the Company “estimated … how long [Vernon Davis’s] NFL playing career would be[, … and] forecasted [Vernon Davis’s] future contracts within that time frame as well as what he potentially can earn off the field[, and] the gross cash flows came out to about $62 million[, which the Company] then discounted … to [a] present value [of] $40 million.” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel, Mohamed Sanu and Alshon Jeffery (each a “Contract Party,” and together, the “Contract Parties”). In the case of the Company’s Tracking Stocks, brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). Based on its discounted cash flow analysis, the Company estimated that the present value of the brand income under the Vernon Davis Brand Contract would be approximately $39.3 million, or $61.3 million without discounting to present value. A more detailed description of each Contract Party’s brand income is available in the Registration Statements. A more detailed description of Vernon Davis’s brand income is available in the Vernon Davis Registration Statement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, Mohamed Sanu, EJ Manuel and Alshon Jeffery, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s and Alshon Jeffery’s careers, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu and Alshon Jeffery. The Company generally identifies forward-looking statements by words such as “expect,” “would,” “intend,” “believe,” “will,” “would,” “could,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Broadcast

MEDIA:	Television
STATION:	Cable — Fox Business Network
DATE:	October 7, 2014
PROGRAM:	“Money with Melissa Francis”
SUBJECT:	Fantex

Melissa Francis, Anchor, Fox Business Network:

The IPO market is on a hot streak. This is according to Renaissance Capital. Initial Public Offerings are currently at 56% since last year. What about an IPO for a movie star like Brad Pitt. One company says there’s tremendous potential for that market. Here now is the Co-Founder and CEO of Fantex, Buck French. Buck, thank you so much for joining us. You’ve already done this for athletes.

Buck French, Co-Founder/ CEO, Fantex:

That’s correct. Yep.

Francis:

Yeah. Explain to me exactly how it works.

French:

Sure. So, we acquire the future cash flow streams so we do straight forward discounted cash flow analysis. In the case of professional football player like Vernon Davis, who we work with. We valued his present value of his brand so that cash flow is made up both his on field and off field earnings at approximately $40 million so we paid him $4 million to acquire 10% of that future cash flow stream.

Francis:

And, then you took it public. You sold shares in it.  So, did he get to keep the whole $4 million or did you get a percentage of that? How did that work?

French:

Nope. So, we in order to raise the $4 million we created a—we registered a security with the SEC and we sold it via Fantex.com which is our affiliated marketplace that operates an alternative trading system and that’s where the securities trade today. But, Vernon got the $4 million. Of course, the government got their piece of that too. But, he was paid 4.

Francis:

How did you come up with that $40 million figure for him?

French:

So, we basically went through—we forecasted based on quantitative analysis. What we estimated his future and how long his NFL playing career would be. Then we forecasted future contracts within that time frame as well as what he potentially can earn off the field. The gross cash flows came out to about $62 million and then discounted it to present value. It came out to $40 million.

Francis:

And, now you want to do this for celebrities. Who’s the ideal celebrity movie star that you would want to do the same kind of structure for. Give me a name.

French:

You know there’s lots of what we believe young and up and coming talent that has the potential to generate cash flows well longer than say a professional athlete would. So, you know, everyone wouldn’t normally jump right to the top names of the stack. The Brad Pitt and Angelina Jolie. I mean we’re talking to any of them but they clearly have been very successful in their ability to generate cash flow both on the screen and off.

Francis:

Has anyone agreed to do this yet Buck? Real quick. Anybody agree yet?

French:

No.

Francis:

Not yet? Okay. We’re gonna keep an eye on it and I wanna know you know the athletes that have gone public there prices—their stock prices have dropped from the IPO but that happens a lot of times. Buck thanks for coming out. Very interesting business idea.

French:

Thanks for having me.

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